

Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

June 9, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 8, 2026, The Nasdaq Stock Market (the "Exchange") received from Einride AB (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

American depositary shares, each representing one ordinary share

Ordinary shares, par value SEK 0.004585 per share[1]

Warrants, each whole warrant exercisable for one American depositary share

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi

[1] Not for trading, but only in connection with the listing of the American depositary shares on The Nasdaq Global Market.